(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER

CUSIP NUMBER 584623102

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medical Solutions Management Inc.
Full Name of Registrant

China Media Networks International, Inc.
Former Name of Registrant if Applicable

237 Cedar Hill Street
Address of Principal Executive Office (Street and Number)

Marlborough, MA 01752
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Medical Solutions Management Inc., a Nevada corporation (the “Company”) was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (“Form 10-KSB 2006”) within the prescribed time period without unreasonable effort or expense.

The Company received comments from the Staff of the Securities and Exchange Commission with respect to its Registration Statement on Form SB-2, File No. 333-136392 in August 2006 and October 2006. The Company subsequently withdrew the Registration Statement from registration on December 1, 2006. On March 15, 2007, the Company received comments from the Staff of the Securities and Exchange Commission with respect to its Form 10-KSB for the fiscal year ended December 31, 2005 (“Form 10-KSB 2005”) and its Form 10-QSB for the fiscal quarters ended April 1, 2006, July 1, 2006 and September 30, 2006 (“Form 10-QSBs 2006”). In response to the Staff’s comments, the Company has replied to the Staff and is in the process of resolving the comments as they relate to the Form 10-KSB 2005 and Form 10-QSBs 2006.

The Company’s outside auditor for the fiscal year ended December 31, 2006, Michael F. Cronin, CPA, has informed the Company of the need to resolve outstanding comments received from the Staff of the Securities and Exchange Commission prior to delivering the consents required for filing of the Form 10-KSB 2006.

The Company intends to file the Form 10-KSB 2006 as soon as practicable following completion of the matters described above.

Pursuant to Rule 12b-25, attached hereto as Exhibit 99.1 is the statement of Michael F. Cronin, CPA, the Company’s outside auditor for fiscal year ended 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Lesperance	(508)	597-6300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the review process to be completed by the Company’s outside auditor, the resolution of the Staff’s comments, and the Company’s intent to file the Form 10-KSB 2006 as soon as practicable. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially include: the completion of the review process by the Company’s outside auditor; the results and findings of the review by the audit, the impact, if any, of additional comments by the Staff to the Company’s previous periodic filings and the effect, if any, of such comments on the financial statements of the Company, the Company’s inability to timely file reports with the Securities and Exchange Commission; and risks of litigation and governmental or other regulatory inquiry or proceedings arising out of or related to any of the matters described above in Part III. Therefore, any forward-looking statements in this Form 12b-25 should be considered in light of various important factors, including the risks and uncertainties listed above, as well as others. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Medical Solutions Management Inc.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2007	By	/s/ Kenneth Fischer
Kenneth Fischer (principal accounting and finance officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).